UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES
Exact name of registrant as specified in charter

0000837335
Registrant CIK Number

Annual Report on Form 18-K for the Fiscal Year Ended March 31, 2008
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-123757
SEC file number, if available

S-________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal Year Ended March 31, 2008
Report period (if applicable)

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made by the Registrant:

. The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on the 29th day of September, 2008.

Japan Finance Corporation for Municipal Enterprises

By: Yuji Watanabe
Yuji Watanabe
Governor

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20_____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

TOKYO:369022

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2009 (Exhibit 3 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2008, filed on September 29, 2008)

Exhibit 1

平成20年度政府関係機関予算

（平成20年度政府関係機関予算参照書添付）

第169回国会（常会）提出

総　目　録

平成20年度政府関係機関予算

平成20年度政府関係機関予算目録

（添　付）

平成20年度政府関係機関予算参照書目録

平成20年度政府関係機関収入支出予定計算書

（参　考）

平成20年度政府関係機関予算

平成20年度政府関係機関予算

予算総則

（収入支出予算）

第1条　次に掲げる各政府関係機関の平成20年度収入支出予算は、「甲号収入支出予算」に掲げるとおりとする。

国民生活金融公庫
農林漁業金融公庫
中小企業金融公庫
公営企業金融公庫
沖縄振興開発金融公庫
日本政策投資銀行
国際協力銀行
株式会社日本政策金融公庫
独立行政法人国際協力機構有償資金協力部門

2　前項に規定する独立行政法人国際協力機構有償資金協力部門とは、「独立行政法人国際協力機構法の一部を改正する法律」（平成18年法律第100号）による改正後の「独立行政法人国際協力機構法」第13条第1項第2号に規定する業務並びに同項第8号及び第9号並びに同条第3項に規定する業務のうち有償資金協力に係るものに関する部門をいう。

（借入金等の限度額）

第2条　次の表の左欄に掲げる各公庫の「公庫の予算及び決算に関する法律」第5条第2項第1号及び第2号、「沖縄振興開発金融公庫の予算及び決算に関する法律」第5条第2項第1号及び第2号の規定による借入金又は債券の限度額並びに株式会社の「株式会社日本政策金融公庫法」第31条第2項第1号及び第2号の規定による借入金又は社債の限度額は、それぞれ右欄に掲げるとおりとする。ただし、（1）「株式会社日本政策金融公庫法」の規定により国民生活金融公庫が解散し、その業務が株式会社日本政策金融公庫に承継されたときにおいて、右欄に定める国民生活金融公庫の借入金又は債券の限度額（第6項の規定により増額された場合には、当該増額された後の金額）のうち借り入れ又は発行するに至っていない金額がある場合には、この金額を右欄に定める株式会社日本

政策金融公庫国民一般向け業務の借入金又は社債の限度額に加えるものとし、(2)「株式会社日本政策金融公庫法」の規定により農林漁業金融公庫が解散し、その業務が株式会社日本政策金融公庫に承継されたときにおいて、右欄に定める農林漁業金融公庫の借入金又は債券の限度額(第6項の規定により増額された場合には、当該増額された後の金額)のうち借り入れ又は発行するに至っていない金額がある場合には、この金額を右欄に定める株式会社日本政策金融公庫農林水産業者向け業務の借入金の限度額に加え又は社債の限度額とするものとし、(3)「株式会社日本政策金融公庫法」の規定により中小企業金融公庫が解散し、その業務が株式会社日本政策金融公庫に承継されたときにおいて、右欄に定める中小企業金融公庫の借入金又は債券の限度額(第6項の規定により増額された場合には、当該増額された後の金額)のうち借り入れ又は発行するに至っていない金額がある場合には、この金額を右欄に定める株式会社日本政策金融公庫中小企業者向け業務の借入金又は社債の限度額に加えるものとする。

公庫又は株式会社	限度額	
国民生活金融公庫	借入金	950,000,000千円
	国民生活債券	60,000,000
農林漁業金融公庫	借入金	99,897,000
	農林漁業金融公庫債券	10,000,000
中小企業金融公庫	借入金	494,000,000
	中小企業債券	110,000,000
公営企業金融公庫	公営企業債券	650,000,000
沖縄振興開発金融公庫	政府からの借入金	77,978,000
	政府以外の者からの借入金	2,000,000
	沖縄振興開発金融公庫債券	20,000,000
	沖縄振興開発金融公庫住宅宅地債券	135,000
株式会社日本政策金融公庫	国民一般向け業務 借入金	970,000,000
	社債	75,000,000
	農林水産業者向け業務 借入金	87,845,000
	中小企業者向け業務 借入金	404,600,000
	社債	60,000,000
	危機対応円滑化業務 借入金	66,000,000

及び社債の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を同項のそれぞれの限度額(前項の規定により限度額が増額された場合を含む。)に加算した金額を限度額とする。

（保険契約等の限度額）

第3条　次の表の左欄に掲げる公庫又は株式会社の中欄に掲げる法律の規定による金額の限度は、平成20年度においてそれぞれ右欄に掲げるとおりとする。ただし、「株式会社日本政策金融公庫法」の規定により中小企業金融公庫が解散し、その業務が株式会社日本政策金融公庫に承継されたときにおいて、右欄に定める中小企業金融公庫の保険価額の総額又は貸付金の総額のうち保険又は貸付けを行うに至っていない金額がある場合には、これらの金額をそれぞれ右欄に定める株式会社日本政策金融公庫の保険価額の総額又は貸付金の総額に加えるものとする。

公庫又は株式会社	根拠規定	限度	額
中小企業金融公庫	「中小企業金融公庫法」第19条	保証金額の総額	54,500,000千円
		保険価額の総額	9,133,000,000
		貸付金の総額	133,400,000
	「中小企業金融公庫法」第25条の4第2項	受益権の譲渡により調達する資金の総額	91,100,000
	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第6条	保険価額の総額	43,000,000
株式会社日本政策金融公庫	「株式会社日本政策金融公庫法」第31条	受益権及び貸付債権等の譲渡により調達する資金の総額	
		中小企業者向け業務	43,700,000
		貸付金の総額	122,300,000
		「株式会社日本政策金融公庫法」別表第2第1号、第2号及び第5号に掲げる業務として行う取引において支払うことを約する金銭の額の総額	

公庫又は株式会社	根拠規定	限度額
		農林水産業者向け業務 6,400,000千円 中小企業者向け業務 50,000,000 保証金額の総額 67,000,000 保険価額の総額 9,246,000,000 補てんの額の総額 84,624,000
	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第6条	保険価額の総額 43,000,000

（収入支出予算の弾力条項）

第4条　次の表の左欄に掲げる各政府関係機関において、中欄に掲げる事由により収入金額が予算額に比して増加（第1号にあっては同号に掲げる増額）するときは、財務大臣の承認を受けて、その増加する金額を限度として（第1号にあっては予算額を超えて）それぞれの右欄に掲げる経費を増額することができる。

政府関係機関	要件	経費
1　第1条に掲げる各公庫、株式会社日本政策金融公庫（信用保険等業務及び国際協力銀行業務を除く。）	第2条第6項及び第7項の規定による借入金の借入れ及び債券又は社債の発行の増額	借入金及び債券又は社債の利子その他の事業量の増加に伴い直接必要な経費
2　日本政策投資銀行、国際協力銀行、株式会社日本政策金融公庫（国際協力銀行業務に限る。）又は独立行政法人国際協力機構有償資金協力部門	貸付業務に係る事業量の増加	貸付業務の増加に直接必要な経費

2 前項に規定する株式会社日本政策金融公庫信用保険等業務とは、株式会社日本政策金融公庫における「株式会社日本政策金融公庫法」第41条第5号に規定する業務をいう。

3 第1項に規定する株式会社日本政策金融公庫国際協力銀行業務とは、株式会社日本政策金融公庫における「株式会社日本政策金融公庫法」第41条第6号に規定する業務をいう。

4 次の表の左欄に掲げる公庫又は株式会社において、中欄に掲げる保険金の支出が増加し、保険金の予算に不足を生ずるときは、それぞれの右欄に掲げる金額を限度として保険金の予算を増額することができる。

公庫又は株式会社	保険金	限度額
1 中小企業金融公庫	「中小企業信用保険法」及び「中小企業の新たな事業活動の促進に関する法律」に基づく保険金	「中小企業金融公庫法」第23条の3第2項の規定による中小企業信用保険準備基金の金額と同条第3項の規定による融資基金の金額の合計額に相当する金額を限度として財務大臣の定める金額
	「中小企業金融公庫法」に基づく保険金	「中小企業金融公庫法」附則第8項の規定による機械保険経過業務運営基金の金額と同法附則第13項の規定による積立金の金額の合計額に相当する金額を限度として財務大臣の定める金額
	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に基づく保険金	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第9条第1項の規定による破綻金融機関等関連特別保険等準備基金の金額に相当する金額を限度として財務大臣の定める金額
2 株式会社日本政策金融公庫(信用保険等業務に限る。)	「中小企業信用保険法」、「中小企業の新たな事業活動の促進に関する法律」、「株式会社日本政策金融公庫法」及び「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に基づく保険金	信用保険等業務に整理された勘定に属する資本金及び準備金の額の合計額に相当する金額を限度として財務大臣の定める金額

（流用の制限）

第5条　日本政策投資銀行、国際協力銀行、株式会社日本政策金融公庫又は独立行政法人国際協力機構有償資金協力部門がその経費の金額を相互に流用し、又はその経費と他の経費との間にその金額を相互に流用する場合において、「日本政策投資銀行法」第36条第1項、「国際協力銀行法」第38条第1項、「株式会社日本政策金融公庫法」第38条第1項又は「独立行政法人国際協力機構法の一部を改正する法律」(平成18年法律第100号)による改正後の「独立行政法人国際協力機構法」第26条第1項の規定により財務大臣の承認を受けなければならない経費は、次に掲げるとおりとする。

（1）　役職員に対して支給する給与に要する経費

（2）　交際費に要する経費

（俸給予算等の制限）

第6条　第1条に掲げる政府関係機関(独立行政法人国際協力機構有償資金協力部門を除く。)は、それぞれ支出予算の範囲内であっても、役職員の定員及び給与をこの予算において予定した定員及び給与の基準を超えてみだりに増加し又は支給してはならない。

2　独立行政法人国際協力機構有償資金協力部門は、支出予算の範囲内であっても、役職員の給与をこの予算において予定した給与の基準を超えてみだりに支給してはならない。

（補　　則）

第7条　第1条に掲げる政府関係機関が平成20年度において発行する債券又は社債で外貨をもって支払わなければならないものがあるときは、その額面総額は、外貨による額面総額を外国貨幣換算率(アメリカ合衆国通貨にあっては、平成19年10月22日から同年11月19日までの間における実勢相場を平均した為替相場(その相場に1円未満の端数があるときは、これを四捨五入する。)をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場(その相場に1円未満の端数があるときは、これを四捨五入する。ただし、1通貨単位について10円未満となる通貨にあっては、100通貨単位(10通貨単位について1円未満となる通貨にあっては、1,000通貨単位)についての値をとり、円単位未満を四捨五入する。)をいう。)により換算した金額とする。

2　「株式会社日本政策金融公庫法」の規定により国民生活金融公庫が解散し、その業務が株式会社日本政策金融公庫に承継されたときにおいて、国民生活金融公庫の支出予算額のうち支出するに至っていない金額がある場合には、財務大臣の承認を受けて、当該金額の範囲内において株式会社日本政策金融公庫国民一般向け業務の予算額を増額することができる。

3　「株式会社日本政策金融公庫法」の規定により農林漁業金融公庫が解散し、その業務が株式会社日本政策金融公庫に承継されたときにおいて、農林漁業金融

公庫の支出予算額のうち支出するに至っていない金額がある場合には、財務大臣の承認を受けて、当該金額の範囲内において株式会社日本政策金融公庫農林水産業者向け業務の予算額を増額することができる。

4 「株式会社日本政策金融公庫法」の規定により中小企業金融公庫が解散し、その業務が株式会社日本政策金融公庫に承継されたときにおいて、中小企業金融公庫の支出予算額のうち支出するに至っていない金額がある場合には、財務大臣の承認を受けて、当該金額の範囲内において株式会社日本政策金融公庫中小企業者向け業務又は株式会社日本政策金融公庫信用保険等業務の予算額を増額することができる。

5 「株式会社日本政策金融公庫法」の規定により国際協力銀行が解散し、同法による廃止前の「国際協力銀行法」第23条に規定する業務が株式会社日本政策金融公庫に承継されたときにおいて、国際協力銀行の支出予算額のうち支出するに至っていない金額がある場合には、財務大臣の承認を受けて、当該金額の範囲内において株式会社日本政策金融公庫国際協力銀行業務の予算額を増額することができる。

6 「独立行政法人国際協力機構法の一部を改正する法律」(平成18年法律第100号)の規定による改正前の「国際協力銀行法」第23条第2項に規定する業務が独立行政法人国際協力機構に承継されたときにおいて、国際協力銀行の支出予算額のうち支出するに至っていない金額がある場合には、財務大臣の承認を受けて、当該金額の範囲内において独立行政法人国際協力機構有償資金協力部門の予算額を増額することができる。

甲号　収入支出予算

政府関係機関	収入 款	収入 項	金額(千円)	支出 項	金額(千円)
国民生活金融公庫	事業益金		88,282,047	事業損金	72,977,310
		事業益金	88,282,047	予備費	723,500
	雑収入		4,572,582		
		一般会計より受入	4,035,058		
		エネルギー対策特別会計より受入	650		
		運用収入	18,585		
		雑収入	518,289		
	合計		92,854,629	合計	73,700,810
農林漁業金融公庫	事業益金		15,058,928	事業損金	42,482,927
		事業益金	15,058,928	予備費	275,000
	基金収入		55,250		
		基金収入	55,250		
	雑収入		16,649,741		
		一般会計より受入	16,493,000		
		運用収入	17,050		
		雑収入	139,691		
	合計		31,763,919	合計	42,757,927
中小企業金融公庫	事業益金		50,669,376	事業損金	63,145,876

政府関係機関	収入 款	収入 項	収入 金額（千円）	支出 項	支出 金額（千円）
		事業益金	50,669,376	保険金	317,961,982
	補償料収入		66,479	予備費	450,000
		補償料収入	66,479		
	保険料収入		86,787,506		
		保険料収入	86,787,506		
	回収金		84,396,567		
		回収金	84,396,567		
	基金収入		689,383		
		基金収入	689,383		
	雑収入		8,359,759		
		一般会計より受入	3,582,341		
		エネルギー対策特別会計より受入	12,653		
		運用収入	188,865		
		雑収入	4,575,900		
	合計		230,969,070	合計	381,557,858
公営企業金融公庫	事業益金		316,183,869	事業損金	165,228,757
		事業益金	316,183,869	予備費	25,500
	雑収入		1,284,413		
		運用収入	1,212,250		
		雑収入	72,163		
	合計		317,468,282	合計	165,254,257

政府関係機関	収入 款	収入 項	収入 金額(千円)	支出 項	支出 金額(千円)
沖縄振興開発金融公庫	事業益金		20,388,046	事業損金	25,129,021
		事業益金	20,388,046	予備費	150,000
	雑収入		3,743,758		
		一般会計より受入	3,551,000		
		エネルギー対策特別会計より受入	17,569		
		住宅資金貸付手数料等収入	103,165		
		運用収入	36,420		
		雑収入	35,604		
	合計		24,131,804	合計	25,279,021
日本政策投資銀行	事業益金		131,268,612	事業損金	146,304,242
		事業益金	131,268,612	予備費	225,000
	雑収入		23,811,040		
		運用収入	933,451		
		雑収入	22,877,589		
	合計		155,079,652	合計	146,529,242
国際協力銀行	事業益金		332,973,383	事業損金	303,421,166
		事業益金	332,973,383	予備費	185,000
	雑収入		91,772,440		
		一般会計より受入	6,750,000		
		運用収入	3,146,109		

政府関係機関	収入 款	収入 項	収入 金額(千円)	支出 項	支出 金額(千円)
		雑収入	81,876,331		
	合計		424,745,823	合計	303,606,166
株式会社日本政策金融公庫					
国民一般向け業務	事業益金		91,582,416	事業損金	75,651,277
		事業益金	91,582,416	予備費	723,500
	雑収入		3,017,637		
		一般会計より受入	2,521,506		
		エネルギー対策特別会計より受入	650		
		運用収入	14,910		
		雑収入	480,571		
	合計		94,600,053	合計	76,374,777
農林水産業者向け業務	事業益金		42,105,895	事業損金	43,412,099
		事業益金	42,105,895	予備費	275,000
	雑収入		20,209,317		
		一般会計より受入	19,997,422		
		運用収入	36,549		
		雑収入	175,346		
	合計		62,315,212	合計	43,687,099
中小企業者向け業務	事業益金		44,545,424	事業損金	51,783,165
		事業益金	44,545,424	補償金	69,375
	補償料収入		131,514	予備費	320,000

政府関係機関	収入 款	収入 項	金額(千円)	支出 項	金額(千円)
		補償料収入	131,514		
	雑収入		13,419,755		
		一般会計より受入	9,420,904		
		エネルギー対策特別会計より受入	15,449		
		運用収入	202,860		
		雑収入	3,780,542		
	合計		58,096,693	合計	52,172,540
信用保険等業務	事業益金		620,029	事業損金	6,209,269
		事業益金	620,029	保険金	277,219,187
	保険料収入		86,787,504	予備費	130,000
		保険料収入	86,787,504		
	回収金		84,396,566		
		回収金	84,396,566		
	雑収入		884,620		
		運用収入	839,590		
		雑収入	45,030		
	合計		172,688,719	合計	283,558,456
国際協力銀行業務	事業益金		195,265,017	事業損金	300,753,747
		事業益金	195,265,017	予備費	114,700
	雑収入		116,873,486		
		運用収入	3,145,725		

政府関係機関	収入 款	収入 項	収入 金額(千円)	支出 項	支出 金額(千円)
		雑収入	113,727,761		
	合計		312,138,503	合計	300,868,447
危機対応円滑化業務	事業益金		631,562	事業損金	741,699
		事業益金	631,562	補償金	2,336,832
	補償料収入		1,746,939	利子補給金	448
		補償料収入	1,746,939	予備費	8,477
	雑収入		361,416		
		一般会計より受入	358,760		
		運用収入	1,938		
		雑収入	718		
	合計		2,739,917	合計	3,087,456
独立行政法人国際協力機構有償資金協力部門	事業益金		110,663,857	事業損金	56,993,434
		事業益金	110,663,857	予備費	70,300
	雑収入		11,672,151		
		一般会計より受入	6,750,000		
		運用収入	384		
		雑収入	4,921,767		
	合計		122,336,008	合計	57,063,734

平成 20 年度 2060 公営企業金融公庫

甲号 収入支出予定計算書

区分	平成20年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
1 収入	317,468,282	683,615,870	△ 366,147,588
2 支出	165,254,257	358,360,035	△ 193,105,778

〔収入支出予定額内訳〕

収入

款・項・目別区分並びに各目の見積の事由及び計算の基礎

款・項・目	平成20年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0100-00 事業益金				
0101-00 事業益金				
0101-01 貸付金利息	316,183,869	681,888,457	△ 365,704,588	貸付金残高を基礎として利息の収入見込額を算出
0200-00 雑収入	1,284,413	1,727,413	△ 443,000	
0202-00 運用収入				
0202-01 運用収入	1,212,250	1,521,295	△ 309,045	有価証券の運用による利息収入等の収入見込額を計上
0203-00 雑収入	72,163	206,118	△ 133,955	
0203-02 労働保険料被保険者負担金	1,982	4,135	△ 2,153	労働保険料の被保険者負担金の収入見込額を計上
0203-01 雑収入	70,181	201,983	△ 131,802	受託手数料収入等の収入見込額を計上

支　出

事項別内訳

項	事項	平成20年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	説明
01 事業損金	事務運営に必要な経費	1,255,953	1,648,705	△ 392,752	事務運営に必要な人件費及び事務費
	税金	15,090	23,819	△ 8,729	国税及び地方税の支払
	支払利息及び債券発行諸費	163,957,714	356,636,511	△ 192,678,797	公営企業債券等の利息及び公営企業債券の発行諸費
09 予備費	予備費	25,500	51,000	△ 25,500	予見し難い予算の不足に充てるための予備費

収入支出予定額科目別表

科目	平成20年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
収入			
0100-00 事業益金			
0101-00 事業益金			
0101-01 貸付金利息	316,183,869	681,888,457	△ 365,704,588
0200-00 雑収入	1,284,413	1,727,413	△ 443,000
0202-00 運用収入			
0202-01 運用収入	1,212,250	1,521,295	△ 309,045
0203-00 雑収入	72,163	206,118	△ 133,955
0203-02 労働保険料被保険者負担金	1,982	4,135	△ 2,153
0203-01 雑収入	70,181	201,983	△ 131,802
収入合計	317,468,282	683,615,870	△ 366,147,588
支出			
01 事業損金	165,228,757	358,309,035	△ 193,080,278
1-01 役員給	45,221	92,779	△ 47,558
1-02 職員基本給	206,338	423,025	△ 216,687
1-03 職員諸手当	103,639	224,713	△ 121,074

科目	平成20年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	科目	平成20年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
1-04 超過勤務手当	20,197	41,381	△ 21,184	3-10 税金	15,090	23,819	△ 8,729
1-05 退職手当	30,336	21,423	8,913	9-11 支払利息	161,774,332	348,886,440	△ 187,112,108
5-06 諸支出金	59,683	110,325	△ 50,642	9-12 債券発行諸費	2,183,382	7,750,071	△ 5,566,689
2-07 旅費	22,847	36,269	△ 13,422	9-13 賠償償還及払戻金	5	10	△ 5
3-08 業務諸費	767,167	697,740	69,427	09 予備費 (9-‥)	25,500	51,000	△ 25,500
9-09 交際費	520	1,040	△ 520	支出合計	165,254,257	358,360,035	△ 193,105,778

公　営　企　業　金　融　公　庫

平成20年度役職員予算定員及び俸給額表

区　　分	予算定員(人)	俸給額(千円)	
役　　員	外　　5(6箇月)	45,221	俸給額欄の金額には非常勤の理事(1人分)の給与を含む。
総　　裁	外　1(6箇月)		
理　　事	外　3(6箇月)		
監　　事	外　1(6箇月)		
職　　員	外　　79(6箇月)	201,277	
合　　計	外　　84(6箇月)	246,498	

公営企業金融公庫

平成20年度事業計画

1. 平成20年度における貸付金は690,200,000千円を予定している。
2. 上記の原資としては、公営企業債券の発行による収入等690,200,000千円を予定している。
3. 別に、平成20年度中に償還期日の到来する平成10年度発行の公営企業債券の償還に充てるため、公営企業債券の発行による収入等1,178,195,845千円を予定している。
4. 平成20年度において、農林漁業金融公庫から委託を受けて行う公有林整備及び草地開発のための貸付契約額は1,640,000千円を予定している。

平成20年度資金計画

支出 区分	金額(千円)	収入 区分	金額(千円)
貸付金	690,200,000	前期末現金預け金	1,087,306,666
債券償還金	1,196,594,945	公営競技納付金	2,300,000
固定資産取得費	100,027	公営企業債券	650,000,000
事業損金	165,228,757	貸付回収金	1,336,817,560
事務費	1,271,043	事業益金	316,183,869
支払利息	161,774,332	雑収入	1,284,413
債券発行諸費	2,183,382		
予備費	25,500		
期末現金預け金	1,341,743,279		
合計	3,393,892,508	合計	3,393,892,508

（注）1　上記の資金計画には、公営企業金融公庫を平成20年10月1日に解散することとして解散の日の前日までの予定額を計上している。
2　農林漁業金融公庫から委託を受けて行う公有林整備及び草地開発のための貸付金に係る収支は含まれていない。

公営企業金融公庫

損益計算書

損失 科目	平成18年度決算額(円)	平成19年度予定額(円)	平成20年度予定額(円)	利益 科目	平成18年度決算額(円)	平成19年度予定額(円)	平成20年度予定額(円)
経常費用	387,745,402,976	349,414,456,168	163,170,903,487	経常収益	732,665,746,883	689,801,673,646	314,761,434,683
債券利息	375,776,554,421	337,834,705,173	159,489,842,512	貸付金利息	729,639,716,977	686,853,156,528	313,456,630,988
借入金利息	32,278,589	73,519,831	0	同意前貸付利息	18,316,115	0	825,554
支払雑利息	347,100,000	347,100,000	171,663,588	許可前貸付利息	16,563	0	747
事務費	1,661,906,588	1,674,181,000	1,270,724,800	長期貸付利息	729,621,384,299	686,853,156,528	313,455,804,687
債券発行諸費	2,888,133,574	2,875,904,719	245,558,578	受託手数料	197,925,136	224,053,558	43,099,000
償却費	7,039,429,588	6,558,045,445	1,967,614,009	預け金利息	755,253,486	1,841,954,486	1,059,630,302
20固定資産減価償却費	68,499,145	63,145,154	29,790,587	有価証券益			
債券発行差金償却	3,102,150,000	2,777,311,600	—	有価証券益	799,510,000	265,300,000	152,620,000
債券発行費償却	3,868,780,443	3,717,588,691	1,937,823,422	雑収入	979,667,379	488,093,644	11,726,000
雑損	216	0	0	公営企業健全化基金より受入			
予備費	0	51,000,000	25,500,000	基本公営企業健全化基金より受入	293,673,905	129,115,430	37,728,393
特別損失	367,136,877,336	18,956,094,682	11,456,866,440	特別利益			
利差補てん引当金繰入	11,354,853,501	18,956,094,682	11,456,866,440	利差補てん引当金戻入	22,216,533,429	25,223,806,945	14,499,004,981
債券借換損失引当金繰入	355,782,023,835	0	0				
当期利益金	0	346,654,929,741	154,632,669,737				
合計	754,882,280,312	715,025,480,591	329,260,439,664	合計	754,882,280,312	715,025,480,591	329,260,439,664

（注） 1 平成20年度予定額は、「会社法」の施行に伴い改訂された特殊法人等会計処理基準に沿って作成している。
2 平成20年度予定額には、公営企業金融公庫を平成20年10月1日に解散することとして解散の日の前日までの予定額を計上している。

公営企業金融公庫

貸借対照表

資産の部 科目	平成18年度末決算額(円)	平成19年度末予定額(円)	平成20年度末予定額(円)	負債及び純資産の部 科目	平成18年度末決算額(円)	平成19年度末予定額(円)	平成20年度末予定額(円)
貸付金	24,267,392,310,895	23,260,056,462,058	22,613,438,902,216	債券	21,015,501,802,754	19,975,103,124,417	19,428,508,179,529
受託貸付金	386,290,907,511	377,245,070,529	371,129,744,433	受託貸付資金	386,290,907,511	377,245,070,529	371,129,744,433
現金預け金	408,095,915,537	1,087,306,665,722	1,341,743,278,612	未払費用	16,012,803,459	16,033,825,280	14,274,284,824
有価証券	359,734,700,000	0	0	未払債券利息	16,010,917,047	16,031,938,868	14,274,284,824
未収収益	20,795,448,929	18,700,724,038	15,956,148,392	未払支払雑利息	1,886,412	1,886,412	0
未収貸付金利息	20,779,734,487	18,645,426,038	15,918,188,392	雑勘定	2,520,288,659	1,648,119,430	1,294,515,786
未収受託手数料	15,714,442	55,298,000	37,960,000	基金			
固定資産	2,457,023,368	2,419,823,214	2,490,059,627	基本公営企業健全化基金	884,340,978,707	895,211,863,277	897,474,134,884
				特別法上の引当金	3,123,499,525,150	3,117,231,812,887	3,114,189,674,346
				利差補てん引当金	167,849,791,740	161,582,079,477	158,539,940,936
				債券借換損失引当金	2,955,649,733,410	2,955,649,733,410	2,955,649,733,410
				(負債合計)	25,428,166,306,240	24,382,473,815,820	23,826,870,533,802
				資本金			
				産業投資出資金	16,600,000,000	16,600,000,000	—
				当期利益金	0	346,654,929,741	—
				(資本合計)	16,600,000,000	363,254,929,741	—
				負債・資本合計	25,444,766,306,240	24,745,728,745,561	—
				資本金			
				産業投資出資金	—	—	16,600,000,000
				積立金	—	—	346,654,929,741

資産の部				負債及び純資産の部			
科目	平成18年度末決算額(円)	平成19年度末予定額(円)	平成20年度末予定額(円)	科目	平成18年度末決算額(円)	平成19年度末予定額(円)	平成20年度末予定額(円)
				当期未処分利益	—	—	154,632,669,737
				（純資産合計）	—	—	517,887,599,478
資産合計	25,444,766,306,240	24,745,728,745,561	24,344,758,133,280	負債・純資産合計	—	—	24,344,758,133,280

（注）1　平成20年度末予定額は、「会社法」の施行に伴い改訂された特殊法人等会計処理基準に沿って作成している。
2　負債及び純資産の部の平成18年度末決算額及び平成19年度末予定額は、負債及び資本の部である。
3　平成20年度末予定額には、公営企業金融公庫を平成20年10月1日に解散することとして解散の日の前日の予定額を計上している。
4　固定資産の減価償却累計額は、次のとおりである。

平成18年度末決算額(円)	平成19年度末予定額(円)	平成20年度末予定額(円)
485,187,556	548,332,710	578,123,297

平成18年度公営企業金融公庫

財産目録（平成19年3月31日現在）

摘要		金額(円)	摘要	金額(円)
（資産の部）			資産合計	25,444,766,306,240
貸付金			（負債の部）	
長期貸付	227,774口	24,267,392,310,895	債券	
受託貸付金	31,210口	386,290,907,511	債券発行高	21,015,501,802,754
現金預け金		408,095,915,537	受託貸付資金	386,290,907,511
現金		30,000	未払費用	16,012,803,459
預け金	京都銀行外14行	408,095,885,537	未払債券利息	16,010,917,047
有価証券			未払支払雑利息	1,886,412
国債	政府短期証券 1口 額面 360,000,000,000円	359,734,700,000	雑勘定	2,520,288,659
未収収益		20,795,448,929	仮受金	38,420
未収貸付金利息		20,779,734,487	前受収益	2,518,342,539
未収受託手数料		15,714,442	未払金	1,907,700
固定資産			基金	
業務用固定資産		2,457,023,368	基本公営企業健全化基金	884,340,978,707
土地	7筆 9,529㎡	1,346,642,734	特別法上の引当金	3,123,499,525,150
建物	12棟 延4,008㎡	648,381,887	利差補てん引当金	167,849,791,740
構築物		28,813,905	債券借換損失引当金	2,955,649,733,410
機械器具備品	自動車 2両 その他 145点	56,612,825	負債合計	25,428,166,306,240
造作		273,300,677	正味財産	16,600,000,000
敷金	1口	103,271,340		

END